Exhibit 99.14

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China National Building Material Company Limited *

OVERSEAS REGULATORY ANNOUNCEMENT

REVISED PROFIT FORECAST OF

BEIJING NEW BUILDING MATERIAL PUBLIC LIMITED COMPANY

FOR THE YEAR ENDED 31 DECEMBER 2017

PURSUANT TO REGULATIONS OF

THE SHENZHEN STOCK EXCHANGE

The issue of the BNBM Announcement (as defined below) containing the Revised BNBM Profit Forecast (as defined below) is solely due to the relevant regulations of the Shenzhen Stock Exchange.

References are made to the announcement jointly issued by China National Building Material Company Limited* (“CNBM”, or the “Company”) and China National Materials Company Limited (“Sinoma”) on 8 September 2017, the merger document jointly issued by the Company and Sinoma on 20 October 2017 (the “Merger Document”) and the supplemental document jointly issued by CNBM and Sinoma on 17 November 2017 (the “Supplemental Document”) in relation to, amongst other things, the proposed merger by absorption between the Company and Sinoma (the “Merger”). Unless otherwise stated, capitalised terms used herein shall have the same meanings as those defined in the Merger Document.

This announcement is made pursuant to Rule 13.10B of the Listing Rules. References are made to (i) the announcement of the Company dated 13 October 2017 in relation to the principal financial data and indicators for the nine months ended 30 September 2017 of Beijing New Building Materials Public Limited Company* (“BNBM”), a subsidiary of the Company whose A shares are listed and traded on the Shenzhen Stock Exchange (stock code: 000786); (ii) the announcements of BNBM dated 31 October 2017 and 22 January 2018 (the “BNBM Announcement”) in relation to the profit forecast and the revised profit forecast (the “Revised BNBM Profit Forecast”) attributable to the equity holders of BNBM for the year ended 31 December 2017 (available at http://www.cninfo.com.cn for details and for reference only).

NOTICE TO U.S. HOLDERS OF CNBM SHARES AND SINOMA SHARES

The Merger will involve the exchange of securities of two companies incorporated in the PRC with limited liability and is subject to Hong Kong disclosure requirements, which are different from those of the United States. The financial statements included in this announcement, the Merger Document and the Circular have been prepared in accordance with Hong Kong Financial Reporting Standards, International Financial Reporting Standards and PRC GAAP and thus may not be comparable to financial statements of U.S. companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States.

U.S. holders of CNBM Shares or Sinoma Shares may encounter difficulty enforcing their rights and any claims arising under the U.S. federal securities laws, as each of CNBM and Sinoma is located in a country outside the United States and some or all of their respective officers and directors may be residents of a country other than the United States. U.S. holders of CNBM Shares or Sinoma Shares may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of the U.S. securities laws. Further, U.S. holders of CNBM Shares or Sinoma Shares may encounter difficulty compelling a non-U.S. company and its affiliates to subject themselves to a U.S. court’s judgment.

REVISED PROFIT FORECAST OF BNBM FOR THE YEAR ENDED 31 DECEMBER 2017

1.	Revised BNBM Profit Forecast

Relevant period of the Revised BNBM Profit Forecast: 1 January 2017 to 31 December 2017

Operating results forecast of BNBM: increase over the same period last year

	Operating results forecast of BNBM for the current reporting period (1 January 2017 to 31 December 2017)		Financial data for the same period last year (1 January 2016
Item	Before revision	After revision	to 31 December 2016)
Net profit attributable to owners of BNBM	RMB1,756,602.9 thousand to RMB2,342,137.2 thousand (representing a 50% to 100% increase over the same period last year)	RMB2,283,583.8 thousand to RMB2,400,690.6 thousand (representing a 95% to 105% increase over the same period last year)	RMB1,171,068.6 thousand
Basic earnings per share	Approximately RMB0.982 per share to RMB1.309 per share	Approximately RMB1.277 per share to RMB1.342 per share	RMB0.793 per share

2.	Status of the Revised BNBM Profit Forecast

The Revised BNBM Profit Forecast has not been pre-audited by certified public accountant.

3.	Reasons for the changes in the Revised BNBM Profit Forecast

The changes as indicated by the Revised BNBM Profit Forecast are mainly attributable to the satisfactory sale results of BNBM for the fourth quarter of 2017 and the sales revenue of BNBM’s main products being better than expected, leading to a corresponding increase in the net profit attributable to owners of BNBM.

4.	Other information

The Revised BNBM Profit Forecast contains preliminary results as projected by the finance department of BNBM. The final and actual profit of BNBM for the year ended 31 December 2017 will be disclosed in its 2017 annual report.

The designated media channels of BNBM for information disclosure are Securities Daily, Securities Times, Shanghai Securities News, China Securities Journal and the website of CNINFO (http://www.cninfo.com.cn). Investors are advised to exercise caution in respect of the investment risks.

TAKEOVERS CODE IMPLICATIONS

Pursuant to Rule 10 of the Takeovers Code, the Revised BNBM Profit Forecast constitutes a profit forecast which is usually required to be reported on by both the Company’s financial advisers and auditors or consultant accountants in accordance with the requirements set out in Rule 10.4 of the Takeovers Code.

However, pursuant to Practice Note 2 issued by the Executive, as BNBM expects to announce its annual results before the end of March 2018 in accordance with the listing rules of the Shenzhen Stock Exchange, the PRC laws and regulations and requirements of the CSRC and the Shenzhen Stock Exchange, the aforementioned reports under Rule

10.4 of the Takeovers Code will no longer be required.

Shareholders and investors of the Company should note that the Revised BNBM Profit Forecast does not meet the standard required by Rule 10 of the Takeovers Code. Shareholders and investors of the Company are advised to exercise caution in placing reliance on the Revised BNBM Profit Forecast and when dealing in the shares of the Company. Persons who are in doubt as to the action they should take should consult their stockbroker, bank manager, solicitor or other professional adviser.

By order of the Board
China National Building Material Company Limited* Chang Zhangli
Secretary of the Board

Beijing, the PRC

22 January 2018

As at the date of this announcement, the board of directors of the Company comprises Mr. Song Zhiping, Mr. Cao Jianglin, Mr. Peng Shou, Mr. Cui Xingtai and Mr. Chang Zhangli as executive directors, Mr. Guo Chaomin, Mr. Chen Yongxin and Mr. Tao Zheng as non-executive directors and Mr. Sun Yanjun, Mr. Liu Jianwen, Mr. Zhou Fangsheng, Mr. Qian Fengsheng and Ms. Xia Xue as independent non-executive directors.

The directors of the Company jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

* For identification purposes only

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